Exhibit 12.1

Macy’s, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges(a)

(in millions, except ratio data)

	39 Weeks Ended		Fiscal Year Ended
	10/27/2012		1/28/2012		1/29/2011		1/30/2010		1/31/2009	2/2/2008
Income (loss) from continuing operations before income taxes	$950		$1,968		$1,320		$507		$(4,938)	$1,320
Add: Interest Expense	322		447		579		562		588	579
Portion of rents representative of the interest factor	80		106		105		106		110	104

Adjusted Income (loss)	$1,352		$2,521		$2,004		$1,175		$(4,240)	$2,003

Fixed Charges:
Interest Expense	$322		$447		$579		$562		$588	$579
Capitalized Interest	9		8		5		5		11	11
Portion of rents representative of the interest factor	80		106		105		106		110	104

Total Fixed Charges	$411		$561		$689		$673		$709	$694

Ratio of earnings (losses) to fixed charges (b)	3.3	x	4.5	x	2.9	x	1.7	x	—	2.9	x

(a)	For purposes of determining the ratio of earnings (losses) to fixed charges, earnings (losses) consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, amortization of debt expenses, and that portion of rental expenses on operating leases deemed to be the equivalent of interest.
(b)	For the fiscal year ended January 31, 2009, our earnings were insufficient to cover our fixed charges by $4.95 billion.